[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS]
                                                             CHRISTOPHER W. CARR
                                                                  DANIEL J. CARR
                                                                  JOHN J. COATES
                                                                 KEVIN M. COATES
                                                                    H. ALAN DILL
                                                                  ROBERT A. DILL
455 SHERMAN STREET, SUITE 300                                     THOMAS M. DUNN
DENVER, COLORADO 80203                                         JOHN A. HUTCHINGS
PHONE: 303-777-3737                                               STEPHEN M. LEE
FAX: 303-777-3823                                              FAY M. MATSUKAGE*
                                                                  ADAM P. STAPEN
                                                                  JON STONBRAKER
                                                                 CRAIG A. STONER
DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.                    PATRICK D. TOOLEY
                                                        *Also licensed in Nevada



January 10, 2006



Michael Clampitt
Senior Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      WORLDWIDE STRATEGIES INCORPORATED
         REGISTRATION STATEMENT ON FORM SB-2
         FILED ON NOVEMBER 2, 2005
         FILE NO. 333-129398

Dear Mr. Clampitt:

On behalf of Worldwide Strategies Incorporated (the "Company"), Amendment No. 1 to the registration statement on Form SB-2 is being filed.

The comments of the Staff in its letter dated November 29, 2005, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company's responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending two hard copies of this letter, together with two hard copies of the Amendment, marked to show all of the changes.

GENERAL

1. THE REGISTRATION OF NEARLY 50% OF THE OUTSTANDING SHARES "AT THE MARKET" APPEARS TO BE INCONSISTENT WITH RULE 415(A)(4) OF REGULATION C, WHICH RESTRICTS THE REGISTRATION OF AN "AT-THE-MARKET" OFFERING BY OR ON BEHALF OF THE REGISTRANT TO 10% OF THE OUTSTANDING SHARES HELD BY NON-AFFILIATES. PLEASE REVISE OR PROVIDE THE STAFF WITH AN ANALYSIS AND AUTHORITY FOR SUCH RESALE REGISTRATION. IN ADDITION, CLEARLY INDICATE ON THE COVER PAGE THAT HOLDERS WILL BE SELLING "AT THE MARKET."

         RESPONSE: It is the Company's position that Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. In this case, the registration statement covers the resale of shares in the hands of shareholders and is not being made by or on behalf of the registrant. The Company asserts that this is the case, even though the selling shareholders include members of management of the Company. See. Section
         D.44. of the SEC's Manual of Publicly

Michael Clampitt
Senior Attorney
Securities and Exchange Commission
January 10, 2006
Page 2



         Available Telephone Interpretations. The Company has revised the cover page to state that holders will be selling "at the market."

2. PLEASE PROVIDE FULL DISCLOSURE REGARDING THE "STOCK SWAP ARRANGEMENT" REFERRED TO ON THE COVER PAGE AND ELSEWHERE.

         RESPONSE: Complied. The additional disclosure appears on pages 3 and 17.

3. WE NOTE THAT YOU DESCRIBE YOURSELF ON PAGE 4 AS BEING A DEVELOPMENT STAGE COMPANY AND HAVE NO CURRENT REVENUES, YET IN YOUR BUSINESS SECTION AND ELSEWHERE YOU STATE THAT YOU ARE ENGAGED IN VARIOUS ACTIVITIES, INCLUDING VARIOUS "AFFILIATED CALL CENTERS." PLEASE REVISE THROUGHOUT TO DISTINGUISH CLEARLY BETWEEN THOSE SERVICES AND ACTIVITIES IN WHICH YOU ARE CURRENTLY ENGAGED, IF ANY, AND THOSE IN WHICH YOU PLAN TO BE ENGAGED IN THE FORESEEABLE FUTURE.

         RESPONSE: As noted in the prospectus, the Company has agreements with call centers and is actively marketing call center services. However, it takes several months to court businesses that currently utilize call centers to switch to a new company. It takes additional time before revenues are generated. Once a business agrees to use the Company's services, the services have to be tailored to that business' specific needs. The Company is paid revenues once services are provided to the business and the business is invoiced for the services. The foregoing discussion has been added to MD&A.

4. YOUR CURRENT BUSINESS PLAN IS DIFFICULT TO FOLLOW, AND VAGUE. REVISE TO CLARIFY YOUR BUSINESS PLAN IN THE FORM OF MILESTONES, INDICATING THE SPECIFIC STEPS NEEDED TO MAKE THE COMPANY OPERATIONAL AND SUCCESSFUL, THE TIMING OF THOSE STEPS IN WEEKS, MONTHS, OR QUARTERS, THE COSTS, THE SOURCE OF FUNDS AND THE EXPECTED DATE OF FIRST REVENUES. REVISE BOTH YOUR SUMMARY AND BUSINESS SECTIONS AS NECESSARY.

         RESPONSE: Complied. This discussion appears in MD&A under "Plan of Operation" on page 11.

5. PLEASE INCLUDE AN UPDATED CONSENT FROM YOUR INDEPENDENT ACCOUNTANTS IN THE PRE-EFFECTIVE AMENDMENT.

         RESPONSE:  Complied.  See exhibit 23.2.

6. PLEASE UPDATE THE FINANCIAL STATEMENTS UNDER ITEM 310(G) OF REGULATION S-B, AS APPLICABLE.

         RESPONSE: Complied. The amended registration statement includes unaudited financial statements covering the three months ended October 31, 2005.

COVER PAGE

Michael Clampitt
Senior Attorney
Securities and Exchange Commission
January 10, 2006
Page 3



7. YOU REFER TO "EXERCISE OF THE WARRANTS AND STOCK OPTIONS." PLEASE REVISE THE PROSPECTUS SUMMARY TO DESCRIBE THE TERMS OF THESE SECURITIES AND WHEN THEY WERE ISSUED.

         RESPONSE:  Complied.  See page 3.

8.       PLEASE LIMIT THE INFORMATION PRESENTED TO DISCLOSURE REQUIRED UNDER
         ITEM 501 OF REGULATION S-K OR WHICH IS OTHERWISE KEY TO AN INVESTMENT DECISION. ACCORDINGLY, PLEASE DELETE THE DEFINITIONAL SENTENCE AT THE TOP OF THE PAGE.

         RESPONSE:  Complied.  See the cover page.

9. WE NOTE THE RISK FACTOR ON PAGE 8 STATING THAT YOU EXPECT YOUR SHARES TO BE QUOTED ON THE OTC BULLETIN BOARD. BRIEFLY DISCLOSE THE EXPECTED TIMING OF WHEN THE COMPANY EXPECTS ITS SHARES TO TRADE ON THE OTC BULLETIN BOARD ALONG WITH ANY EXPECTED HURDLES THAT HAVE NOT YET BEEN MET, SUCH AS THE NEED TO LOCATE A MARKET-MAKER.

         RESPONSE: Complied. See page 8. At this point, the Company has located a market-maker and does not anticipate any hurdles in the process.

PROSPECTUS SUMMARY, PAGE 3

10. YOU STATE THAT THE COMPANY IS ENGAGED IN "BUSINESS PROCESS OUTSOURCING SERVICES," AND THAT YOU HAVE AFFILIATED CALL CENTERS IN THE U.S., IN CENTRAL AMERICA, AND IN SOUTH AMERICA. WE ALSO NOTE YOUR DISCLOSURE ON PAGE 18 THAT YOU HAVE A TOTAL OF FIVE EMPLOYEES. PLEASE REVISE TO DISCLOSE HOW MANY SUCH "CALL CENTERS" YOU HAVE, WHERE THEY ARE LOCATED, AND HOW LARGE THEY ARE. IF THESE CALL CENTERS ARE NOT STAFFED BY THE COMPANY'S EMPLOYEES, PLEASE CLARIFY WHAT IS MEANT BY "AFFILIATED."

         RESPONSE:  Complied.  See page 3.

11. PLEASE EXPLAIN THE TERM "BUSINESS PROCESS OUTSOURCING." EXPLAIN MORE CLEARLY WHAT CALL CENTERS ARE, AND WHETHER YOU HAVE ANY INTENTION OF EXPANDING YOUR SERVICES BEYOND PROVIDING CALL CENTERS IN THE FORESEEABLE FUTURE.

         RESPONSE:  Complied.  See page 3.

12. STATE CLEARLY THAT THE COMPANY HAS NOT BEGUN OPERATIONS AND HAS RECEIVED NO REVENUES TO DATE.

         RESPONSE:  Complied.  See page 3.

13.      BRIEFLY DESCRIBE WHAT YOU EXPECT WILL BE YOUR PRIMARY SOURCE(S) OF
         REVENUE.

         RESPONSE:  Complied.  See page 3.

Michael Clampitt
Senior Attorney
Securities and Exchange Commission
January 10, 2006
Page 4



14. DISCLOSE THAT THE COMPANY HAS LIMITED ASSETS AND, IF TRUE, THAT IT IS DEPENDENT ON REVENUE FROM THIS OFFERING IN ORDER TO BE ABLE TO CONTINUE ITS OPERATIONS.

         RESPONSE:  Complied.  See page 3.

15. PLEASE UPDATE AND CLARIFY THE STATUS OF YOUR AGREEMENT WITH TOUCHSTAR SOFTWARE CORPORATION, AS WELL AS YOUR PLANS TO BUILD A CALL CENTER IN COLORADO SPRINGS.

         RESPONSE: The agreement with TouchStar Software Corporation has not changed. It is still in the letter of intent stage. Also, the plans regarding a call center in Colorado Springs have not changed.

16. PLEASE CLARIFY YOUR REFERENCE ON PAGE 3 TO RISK FACTORS, TO STATE, FOR EXAMPLE, "AN INVESTMENT IN THIS COMPANY IS SUBJECT TO RISKS."

         RESPONSE:  Complied.  See page 4.

THE OFFERING, PAGE 3

17. REVISE "SECURITIES OUTSTANDING" TO ALSO INDICATE THE NUMBER OF OPTIONS AND WARRANTS OUTSTANDING AND THE WEIGHTED AVERAGE EXERCISE PRICE.

         RESPONSE:  Complied.  See page 4.

RISK FACTORS, PAGE 4

18. WITH RESPECT TO THE PHRASE "OUR OTHER FILINGS WITH THE SEC" IN THE INTRODUCTORY PARAGRAPH, PLEASE TELL US WHICH FILINGS THIS REFERS TO. WE NOTE THAT UNDER ADDITIONAL INFORMATION ON PAGE 30 YOU STATE THAT YOU HAVE NOT PREVIOUSLY BEEN SUBJECT TO THE REPORTING REQUIREMENT OF THE COMMISSION. PLEASE TELL US IF ANY OF THE COMPANY PREDECESSORS FILED REPORTS WITH THE COMMISSION.

         RESPONSE: The Company's predecessor was not subject to the filing requirements of the Commission and did not file any reports with the Commission. The phrase "other filings with the SEC" was included in that paragraph as the Company anticipates that the prospectus will be used for several months. Several months from now, the Company would have filings with the SEC available to prospective investors for their review.

19. UPDATE THE DEVELOPMENT STAGE RISK AS OF THE MOST RECENT PRACTICABLE DATE.

         RESPONSE:  Complied.  See page 5.

20. REVISE THE FIRST RISK FACTOR ON PAGE 5 TO DISCLOSE THE TERMS OF THE TRANSACTION AS WELL AS THE EXPECTED COMPLETION DATE.

Michael Clampitt
Senior Attorney
Securities and Exchange Commission
January 10, 2006
Page 5



         RESPONSE:   Complied.  See page 5.

21.      PLEASE CLARIFY THE DISTINCTION BETWEEN THE FINAL AND THE
         ANTEPENULTIMATE RISK FACTORS, BOTH OF WHICH DISCUSS DILUTION.

         RESPONSE: As the subject matter of these two risk factors overlapped, they have been combined into one risk factor. See page 8.

USE OF PROCEEDS, PAGE 8

22. YOU STATE THAT YOU "MAY" RECEIVE THE PRICE OF ANY STOCK SOLD ON THE EXERCISE OF THE OUTSTANDING WARRANTS. PLEASE DISCLOSE ANY REASONS WHY THE COMPANY MIGHT NOT RECEIVE SUCH FUNDS. OTHERWISE, REVISE TO STATE THAT THE COMPANY "WILL" RECEIVE THE FUNDS ON EXERCISE OF THE WARRANTS AND DISCLOSE THE AMOUNT TO BE RECEIVED ON THE EXERCISE OF ALL OPTIONS AND WARRANTS FOR WHICH THE UNDERLYING COMMON STOCK IS BEING REGISTERED.

         RESPONSE:   Complied.  See page 9.

PLAN OF OPERATION, PAGE 9

23. PLEASE CLARIFY THE STATUS OF YOUR "PROPOSAL" TO ACQUIRE A MINORITY INTEREST IN A CALL CENTER THROUGH YOUR UK SUBSIDIARY.

         RESPONSE:   Complied.  See page 11.

24. WE NOTE THAT YOU HAVE ENTERED INTO A DEFINITIVE AGREEMENT TO ACQUIRE CASCADE CALLWORKS, INC. PLEASE REVISE HERE AND IN FOOTNOTES TO THE FINANCIAL STATEMENTS, AS APPROPRIATE, TO DISCLOSE THE TERMS OF THIS AGREEMENT, INCLUDING HOW YOU INTEND TO FUND THE PURCHASE.

         RESPONSE: The Company has entered into a letter of intent. However, the disclosure has been revised on page 11 to state how the Company's intends to fund the purchase.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 10

25. PLEASE REVISE TO RECONCILE YOUR DISCLOSURE HERE WITH THE INFORMATION PROVIDED UNDER RECENT SALES OF UNREGISTERED SECURITIES. FOR EXAMPLE, YOU REFER HERE TO A PRIVATE PLACEMENT IN JUNE 2005 OF 2,520,000 SHARES OF COMMON STOCK AND WARRANTS, WHICH DOES NOT APPEAR TO BE LISTED UNDER YOUR RECENT SALES.

         RESPONSE: Since the acquisition of Worldwide Business Solutions Incorporated ("WBSI") by what was formerly known as Barnett Energy Corporation (now known as Worldwide Strategies Incorporated) was accounted as a reverse acquisition, the legal parent, acquiring company, and registrant is Worldwide Strategies Incorporated. However, for accounting purposes, the acquiring company is considered to be WBSI. Accordingly, MD&A discusses the financial statements, which disclose WBSI's private placement.

Michael Clampitt
Senior Attorney
Securities and Exchange Commission
January 10, 2006
Page 6



         Recent Sales of Unregistered Securities discloses issuances of securities by Worldwide Strategies from a legal standpoint. The securities issued by WBSI as founders' stock and warrants and the securities sold by WBSI in June 2005 were all exchanged for shares and warrants in Worldwide Strategies in July 2005.

BUSINESS, PAGE 13

26. PLEASE CLARIFY WHY NUMEROUS ENTITIES WOULD BE INTERESTED IN MERGING WITH A COMPANY THAT HAD BEEN UNABLE TO IMPLEMENT ITS BUSINESS PLAN.

         RESPONSE:   Complied.  See page 14.

27. PLEASE CLARIFY WHETHER YOU INTEND TO BRANCH OUT BEYOND PROVIDING CALL CENTERS IN THE FORESEEABLE FUTURE, AND IF NOT, EXPLAIN WHY YOU PRESENT THE BUSINESS IN THE BROAD CONTEXT OF "BUSINESS PROCESS OUTSOURCING." CONSIDER PROVIDING A MORE FOCUSED DISCUSSION OF THE INDUSTRY NICHE IN WHICH YOU FIT.

         RESPONSE:  Complied.  See page 14.

28. PLEASE CLARIFY THE CURRENT STATUS AND EXPECTED ROLE OF YOUR U.K. SUBSIDIARY. IN THIS CONNECTION, WE NOTE THAT YOUR EXHIBIT 21 DOES NOT LIST ANY SUBSIDIARY IN THE U.K.

         RESPONSE:  Complied.  See page 14 and the revised exhibit 21.

TOUCHSTAR SOFTWARE, PAGE 15

29. PLEASE REVISE TO PROVIDE AN EXPANDED DISCUSSION OF THE AGREEMENT IN PRINCIPLE IN WHICH YOU AND TOUCHSTAR WILL ACQUIRE AN EQUITY INTEREST IN EACH OTHER, INCLUDING QUANTIFICATION OF THE SPECIFIC AMOUNT REFERENCED IN YOUR DISCLOSURE.

         RESPONSE:   Complied.  See page 17.

AFFILIATED CALL CENTERS, PAGE 16

30. PLEASE DISCLOSE HOW MANY AFFILIATED CALL CENTERS YOU HAVE AGREEMENTS WITH, WHAT CITIES THEY ARE LOCATED IN, THE VOLUME OF BUSINESS YOU HAVE DONE WITH THEM TO DATE, THE DURATION OF THE AGREEMENTS MADE, AND WHETHER YOUR RELATIONSHIP WITH THEM IS EXCLUSIVE OR NON-EXCLUSIVE.

         RESPONSE:   Complied.  See page 17.

31. WE NOTE THAT YOU DISCUSS THE ACQUISITION OF CASCADE CALLWORKS UNDER THE SUBHEADING AFFILIATED CALL CENTERS. DO YOU ANTICIPATE CONDUCTING THE MAJORITY OF YOUR BUSINESS IN THE FORESEEABLE FUTURE THROUGH AFFILIATED CALL CENTERS OR THROUGH CENTERS ACQUIRED BY THE COMPANY?

Michael Clampitt
Senior Attorney
Securities and Exchange Commission
January 10, 2006
Page 7



         RESPONSE: The Company anticipates that it will be conducting the majority of its business through centers acquired by the Company. We have additional disclosure to address this comment and have discussed the acquisition of Cascade Callworks under a separate heading to avoid confusion. See pages 17 and 18.

32. YOU REFER TO "OUR AGREEMENTS WITH OUR AFFILIATED CALL CENTERS." PLEASE FILE ANY SUCH WRITTEN AGREEMENTS AS EXHIBITS TO YOUR REGISTRATION STATEMENT.

         RESPONSE: Complied. See exhibits 10.5 through 10.8. The Company has a verbal agreement with Qualfon and is awaiting execution of the written agreement.

SALES AND MARKETING, PAGE 16

33. PLEASE REVISE THIS SECTION TO CLARIFY YOUR EXPECTED MARKETING PRACTICES. THE FIRST PARAGRAPH IS WRITTEN WITH UNCLEAR JARGON AND ABSTRACT LANGUAGE, MAKING IT DIFFICULT TO UNDERSTAND CLEARLY. FOR EXAMPLE, WHAT DOES IT MEAN TO "FOCUS ON LARGE ENTERPRISE CUSTOMERS"? WHAT ARE CHANNEL SALES? WHAT DO YOU MEAN BY "DIRECT ENTREE" INTO TARGETED ENTERPRISES? WHAT TYPE OF "EXISTING CLIENT RELATIONSHIPS" ARE YOU REFERRING TO?

         RESPONSE:   Complied.  See page 18.

EMPLOYMENT AGREEMENTS, PAGE 22

34. PLEASE REVISE THE SUBHEADING TO INDICATE THAT THERE IS ONLY ONE MATERIAL EMPLOYMENT AGREEMENT.

         RESPONSE:   Complied.  See page 24.

STOCK OPTION PLAN, PAGE 22

35. PLEASE DISCLOSE ALL ISSUANCES TO DATE.

         RESPONSE:   Complied.  See page 26.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 24

36. WE NOTE FROM THE SELLING SHAREHOLDERS TABLE THAT SHAWN SUHRSTEDT IS THE BENEFICIAL OWNER OF 2.4 MILLION SHARES. PLEASE REVISE TO INCLUDE HIM AS A PRINCIPAL SHAREHOLDER, AND TELL US WHETHER HE WILL HAVE ANY ONGOING RELATIONSHIP WITH THE COMPANY, AND IF SO, THE NATURE OF THAT RELATIONSHIP.

         RESPONSE: Complied. See page 26. Mr. Bederman, the president of TouchStar Software Corporation, has been added to the table as the beneficial owner of 2,000,000 shares. He is not expected to have an ongoing relationship with the company, except as an officer of

Michael Clampitt
Senior Attorney
Securities and Exchange Commission
January 10, 2006
Page 8



         TouchStar Software Corporation. The Company has entered into a Reseller Agreement with TouchStar.

SELLING SHAREHOLDERS, PAGE 26

37. PLEASE INCLUDE A COLUMN LISTING THE CURRENT OWNERSHIP PERCENTAGE OF THE SELLING SHAREHOLDERS.

         RESPONSE:  Complied.  See the revised table on pages 29 and 30.

38.      PLEASE DISCLOSE HOW THE SELLING SHAREHOLDERS OBTAINED THEIR SHARES.

         RESPONSE:   Complied.  See the revised disclosure on page 29.

39. PLEASE ADVISE THE STAFF WHETHER EACH SELLING SHAREHOLDER IS A BROKER-DEALER OR AN AFFILIATE, AS DEFINED BY RULE 405, OF A BROKER-DEALER. PLEASE TELL US WHETHER THEY ACQUIRED THEIR SECURITIES AS COMPENSATION FOR THE PROFESSIONAL SERVICES OF THE BROKER-DEALER, OR IF THE SECURITIES WERE ACQUIRED AS INVESTMENTS.

         RESPONSE: To the best of the Company's knowledge, only two shareholders, Walter A. Mills and Jeff D. Holcomb, are affiliated with a broker-dealer. Each of Mr. Mills and Mr. Holcomb acquired his securities in a private placement as an investor.

40. FOR ANY REGISTERED BROKER-DEALER WHO ACQUIRED THE SECURITIES TO BE RESOLD OTHERWISE THAN AS COMPENSATION SECURITIES FOR SERVICES, REVISE YOUR DISCLOSURE TO IDENTIFY THAT REGISTERED BROKER-DEALER AS AN UNDERWRITER OF THE SECURITIES TO BE RESOLD.

         RESPONSE: Complied. See the footnote appearing after Mr. Mills' name on pages 30 and 31.

41. IF ANY OF THE SELLING SHAREHOLDERS ARE AFFILIATES OF BROKER-DEALERS (BUT NOT BROKER-DEALERS), THEN INCLUDE DISCLOSURE INDICATING WHETHER THOSE BROKER-DEALER AFFILIATES:
            -   PURCHASED THE SECURITIES IN THE ORDINARY COURSE OF BUSINESS; AND
            - AT THE TIME OF THE PURCHASE, THE SELLER HAD ANY AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR INDIRECTLY, WITH ANY PERSON TO DISTRIBUTE THE SECURITIES.

         UNLESS YOU INDICATE THAT THESE TWO CONDITIONS ARE MET, IT APPEARS YOU SHOULD INDICATE THAT THE BROKER-DEALER AFFILIATES ARE UNDERWRITERS. PLEASE REVISE ACCORDINGLY, OR TELL US WHY YOU DON'T BELIEVE ANY BROKER-DEALER AFFILIATE OFFERING SHARES FOR RESALE IS UNABLE TO MAKE THE ABOVE REPRESENTATIONS IS NOT ACTING AS AN UNDERWRITER. WE MAY HAVE FURTHER COMMENT.

         RESPONSE: Complied. See the footnote appearing after Mr. Mills' name on pages 30 and 31.

Michael Clampitt
Senior Attorney
Securities and Exchange Commission
January 10, 2006
Page 9




NOTES TO FINANCIAL STATEMENTS

GENERAL

42. PLEASE REVISE TO DISCLOSE AND DISCUSS THE NATURE OF THE RELATIONSHIP AMONG SHAWN SUHRSTEDT, CASCADE CALLWORKS, TOUCHSTAR, AND YOUR COMPANY. REFER TO PARAGRAPHS 2 THROUGH 4 OF SFAS 57.

         RESPONSE:  Complied.  See the new Note 5. Letters of Intent on page
         F-11.

NOTE 1: ORGANIZATION AND BASIS OF PRESENTATION

43. PLEASE REVISE TO DISCLOSE THE FISCAL YEAR YOU HAVE ELECTED FOR REPORTING THE RESULTS OF THE COMPANY'S OPERATIONS, CLARIFYING THE BASIS FOR THE AUDITED PERIOD PRESENTED.

         RESPONSE:  Complied.  See the additional language on page F-8.

NOTE 3: STOCK BASED COMPENSATION, PAGE F-7

44. PLEASE REVISE YOUR DISCLOSURE TO INCLUDE THE REQUIREMENTS OF PARAGRAPH 45 OF SFAS 123 IN NOTE 1, RATHER THAN IN NOTE 3.

         RESPONSE:  Complied.  See the disclosure in Note 1 on page F-8.

PART II

RECENT SALES OF UNREGISTERED SECURITIES

45. THE DISCLOSURE OF EACH ISSUANCE SHOULD DISCLOSE THE NUMBER OF PURCHASERS, THE DATE PURCHASED, THE TERMS, THE EXEMPTION FROM REGISTRATION USED, AND THE FACTS RELIED UPON TO MAKE THE EXEMPTION AVAILABLE. IN THIS REGARD, WE NOTE SEVERAL CONVERTIBLE DEBT ISSUANCES MISSING, OPTION ISSUANCES MISSING, AMONG OTHERS. PLEASE INCLUDE ALL ISSUANCES OF STOCK, OPTIONS, AND WARRANTS INCLUDING THE ISSUANCES TO THE FOUNDERS IN MARCH 2005.

         RESPONSE: The issuances to the founders and issuances of stock options were made by Worldwide Business Solutions Incorporated prior to its business combination with the issuer. Accordingly, when the issuer issued 7,220,000 shares, 7,220,000 warrants, and 1,090,000 options on July 8, 2005, that included the issuances by Worldwide Business Solutions made prior to that date.

LEGALITY OPINION

46. REVISE TO INDICATE THE BODY OF LAW BEING OPINED UPON.

         RESPONSE:   Complied.  See the revised legal opinion.

Michael Clampitt
Senior Attorney
Securities and Exchange Commission
January 10, 2006
Page 10



Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Enclosures

Cc:      Worldwide Strategies Incorporated
         Cordovano and Honeck, LLP